NET LNNX, INC.
                 324 Datura Street, Suite 200
               West Palm Beach, Florida  33401
                Commission File No.:  333-5862

                   -------------------------

               INFORMATION STATEMENT PURSUANT TO
                 SECTION 14(f) OF THE SECURITIES
          EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

                     --------------------------

    NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS
      REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
 NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO
                    SENT THE COMPANY A PROXY.

         This Information Statement (the "Information Statement") is being mailed on or about February 26, 1999, to the holders of record on January 31, 1999, of the shares of the common stock, no par value (the "Common Stock") of Net Lnnx, Inc. (the "Company").
It is being furnished in connection with the election of certain designees to the Board of Directors of the Company (the "Designees").

         The Company entered into an Agreement and Plan of Merger (the "Agreement") on February 18, 1999, with Net Sub, Inc., its own wholly owned subsidiary ("Net Sub"), and PrintOnTheNet.com
("POTN"). The Agreement provides for the Company to acquire (the "Acquisition") all of the outstanding Common Stock of POTN in exchange for (i) 16,500,000 shares of the Company's Common Stock and (ii) 1,000,000 shares of the Company's Preferred Stock. The Preferred Stock is convertible into an additional 7,207,000 shares of Common Stock.

         POTN was recently organized to provide a fully interactive shopping site through which companies of all sizes will be able to design and order their printed materials via the World Wide Web.

         The Company and POTN have agreed to elect Benjamin and Samuel Rogatinsky, the principal shareholders of POTN, and Paul Lambert, a minority shareholder of POTN, to the Board of the Company when the Acquisition closes, effective as of that date. At the same time, all but one of the Company's existing directors have agreed to resign. The closing (the "Closing") of the Acquisition is expected to occur on March 10, 1999.

         The Closing will result in a change of control. If the Acquisition is not completed, there will not be a change in control. See "Certain Relationships and Related Acquisitions" for a more complete description of the terms of the Acquisition.

         No action is required by the shareholders of the Company to conclude the Acquisition or in connection with the appointment of Benjamin and Samuel Rogatinsky to the Board and the resignation of all but one of the Company's exiting directors at the Closing. However, Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company to mail to the Company's shareholders the information contained in this Information Statement prior to a change in a majority of the Company's directors. This is because the change in control is not being done at a meeting of the Company's shareholders.

         The principal executive office of the Company is currently located at 324 Datura Street, Suite 200, West Palm Beach, Florida 33401. Upon completion of the Acquisition, the principal office of the Company will be located at 7700 N.W. 37th Avenue, Miami, Florida 33147.

                COMMON STOCK AND PREFERRED STOCK

         The shares of Common Stock are the only class of voting securities of the Company outstanding. They are each entitled to one vote. The shares of Preferred Stock will be issued at the Closing of the Acquisition. Each share Preferred Stock will be entitled to one vote. As of January 31, 1999, there were 2,634,102 shares of Common Stock and no shares of Preferred Stock outstanding. After the Acquisition, there will be 19,134,102 shares of Common Stock and 1,000,000 shares of Preferred Stock outstanding.

             RIGHT TO DESIGNATE DIRECTORS; THE DESIGNEES

         The Board of Directors of the Company currently consists of 3 members. Each director holds office until his or her successor is elected and qualified or until his or her death, resignation or removal. When the Acquisition closes, all but one of the current directors of the Company will resign and the remaining director will elect Benjamin and Samuel Rogatinsky as well as Paul Lambert to the Board. Benjamin and Samuel Rogatinsky and Paul Lambert have agreed to act as directors.

         The Designees may take office at any time following the Closing, but not less than ten (10) days after the Company files this Information Statement with the Securities and Exchange Commission and transmits it to holders of record of the Company's Common Stock, who would be entitled to vote at a meeting for election of directors, and that, upon assuming office, the Designees will thereafter constitute a majority of the Board.

                           DESIGNEES

         The following table sets forth the name, present principal occupation or employment, year employment history and certain other information concerning the Designees:

Benjamin Rogatinsky          Age 31.  Mr. Rogatinsky will serve as a
                             director of the Company. He is currently
                             Chairman and CEO of POTN and will hold
                             the same position at the Company after he is elected to the board. He has served as President of National Lithographers and Publishers, Inc., a commercial printing company, from 1996 to the present and has also been employed as President of PrintAmerica Management
                             Company, Inc. from 1997 to the present.
                             Benjamin Rogatinsky is the brother of
                             Samuel Rogatinsky, the designee director described below.

Samuel Rogatinsky            Age 29.  Mr. Rogatinsky will serve as a
                             director of the Company.  He is currently
                             President and COO of POTN and will hold
                             the same positions at the Company after
                             he is elected to the Board. From 1996 to the present, he serves as Vice President of National Lithographers and Publishers,
                             Inc., a commercial printing company.
                             From 1997 to the present, he has also
                             been employed as a Vice President of
                             PrintAmerica Management Company, Inc.
                             Samuel Rogatinsky is the brother of
                             Benjamin Rogatinsky, the designee
                             director described above.

Paul Lambert                 Age 31.  Mr. Lambert will serve as a
                             director of the Company.  He is currently
                             CFO of POTN and will hold the same
                             position at the Company after he is
                             elected to the Board. For the past five years, Mr. Lambert also served in the capacity of President of Lambert
                             Advisors, a management consulting
                             company.

      CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

         Pursuant to the provisions of the Company's Bylaws, the Company's current directors and executive officers hold office until his or her successor is elected or appointed and qualified, or until his or her death, resignation or removal by the Board of Directors. Certain information about the Company's current directors and executive officers is set forth below.


Name                      Age   Position

Ronald W. Hayes, Jr.      32    Chairman of Board/President/
                                Director

William R. Colucci        60    Executive Vice President/Director

Thomas Pickard            61    Director


     Ronald W. Hayes, Jr. has served as Chairman of the Board, President and a Director of the Company since January 1997. He is in charge of implementing the Company's acquisition strategy. Mr. Hayes is also a Director of Harbor Town Holding Group I, Inc., a publicly held corporation which reports to the Securities and Exchange Commission. Mr. Hayes is also presently the President of a privately held management firm known as Harbor Town Management Group, Inc., a Florida corporation, which provides investment banking and business consulting services. From 1994 to 1997, Mr. Hayes served as President and Chairman of R.H. Financial Services, Inc., an investment services company which provided investment banking, brokerage and consulting services. Also, from 1994 to 1995, Mr. Hayes served as a Director of Action Products, Inc., a publicly traded Nasdaq listed company. From 1991 to 1995, he was employed as a stockbroker and office manager with Prudential Securities and First Montauk Securities, Inc.

     Mr. Colucci has served as the Executive Vice President and a Director since September 1997. His duties include assisting the Company in implementing its acquisition strategy. Mr. Colucci is also a Director of Harbor Town Holding Group I, Inc., a publicly held corporation which reports to the Securities and Exchange Commission. Mr. Colucci is also presently a consultant with a privately held management firm known as Harbor Town Management Group, Inc., a Florida corporation, which provides investment banking and business consulting services. From June 1996 to May 1997, Mr. Colucci served as Chief Operating Officer and SEC Compliance officer for Physicians Laser Services, Inc., a publicly traded Delaware corporation. From April 1991 to May 1996, Mr. Colucci served as a senior partner of Decision Dynamics, Inc., a private business and real estate consulting firm.

     Mr. Pickard has served as a director since December 1998. His duties include assisting the Company in implementing its acquisition strategy. Mr. Pickard is also presently the marketing director for Therapy Technologies, Inc. and has served in such capacity since 1988.

          MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

     The Company does not have standing audit, nominating or compensation committees of the Board of Directors, or committees performing similar functions. During the year ended December 31, 1998, the Board of Directors held no meetings and acted by written consent 12 times. Each director participated in all of the actions of the Board.

         Directors who are full-time employees of the Company receive no additional compensation for services as Directors. There are currently no Directors who are full-time employees of the Company.
 The Company has been advised that each of the Designees will be full-time employees of the Company.

           COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

         Other than as set forth below, no compensation has been paid or accrued for the benefit of any executive officer or directors of the Company during the fiscal year ended December 31, 1998.

     Neither Benjamin Rogatinsky, Samuel Rogatinsky or Paul
Lambert, the three Designees, have entered into employment arrangements with the Company. The terms of their employment agreements with the Company subsequent to the Closing have not yet been determined.


                   Annual Compensation                                   Long Term Compensation
                                                                        Awards            Payouts
  (a)                     (b)         (c)          (d)         (e)         (f)         (g)          (h)
                                                             Other                  Securities               All
                                                             Annual    Restricted   Underlying               Other
Name &                                                       Compen-      Stock      Options/      LTIP      Compen-
Position                  Year     Salary ($)    Bonus($)    sation      Award(s)     SARs(#)     Payouts    sation
                                                                                                    ($)        ($)

Ronald W. Hayes, Jr.      1998     10,200(1)       -0-         -0-          -0-         -0-          -0-      20,000(2)
 Director,
 Chairman of the
 Board and
 President

William R. Colucci        1998     33,391(3)       -0-         -0-          -0-         -0-          -0-       5,000(4)
 Director and
 Executive Vice
 President


Notes to table:

(1) In July 1998, Ronald W. Hayes, Jr. was granted 30,000 shares of common stock of the Company as compensation for serving as the Company's chairman of the board of directors and president. The per share closing market price of the Company's common stock on July 14, 1998, the date of the grant, was $.034.
(2) As part of his compensation for serving as a director of the Company during 1997, Ronald W. Hayes, Jr. was awarded options to purchase 100,000 shares of the Company's common stock at a price of $0.875 per share exercisable, in whole or in part, at any time on or before January 31, 1999. On January 1, 1998, in connection with the terms of a contemplated merger which never occurred, the Company redeemed all such 100,000 options at a per option price of $0.20 or $20,000 in the aggregate, and such options were canceled. The per share closing market price of the Company's common stock on December 31, 1997 was $0.25.
(3) In July 1998, William R. Colucci was granted 98,209 shares of common stock of the Company (an aggregate value of $33,391) as compensation for serving as a director and officer of the Company. The per share closing market price of the Company's common stock on July 14, 1998, the date of the grant, was $0.34.
(4) As part of his compensation for serving as a director of the Company during 1997, William R. Colucci was awarded options to purchase 100,000 shares of the Company's common stock at a price of $0.687 per share. On January 1, 1998, in connection with the terms of a contemplated merger which never occurred, the Company redeemed 25,000 options at a per option price of $0.20 or $5,000 in the aggregate, and such redeemed options were canceled. The per share closing market price of the Company's common stock on December 31, 1997 was $0.25.

        The Company has no bonus or incentive plans in effect, nor are there any understandings in place concerning additional compensation to the Company's officers and directors.

        Each person who serves as a director of the Company is compensated up to $500 for travel expenses in the event a director is traveling outside South Florida and is required to return to South Florida to attend an emergency director's meeting.

             SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                   OWNERS AND MANAGEMENT

        The following tables set forth the number of shares, based on information obtained from the persons named below, of (I) the Common Stock of the Company beneficially owned as of January 31, 1999 by (i) owners of more than 5% of the Company's Common Stock and, (ii) all officers and directors of the Company individually and as a Group and (II) the Common Stock and the Preferred Stock of the Company to be beneficially owned as of the date of the Closing by (i) owners of more than 5% of the Company's Common
Stock and (ii) all officers and directors of the Company individually and as a Group.

      I.Prior to Closing of the Acquisition:


         Security Ownership of Certain Beneficial Owners and Management

Name and Address of                Amount and Nature of    Percent of Class(3)
Beneficial Owner(1)                Beneficial Owner(2)


Robert & Cyndee Hackney, JTWROS       262,624 shares              9.97%
Ronald W. Hayes, Jr.                  252,359 shares              9.58%
Louis E. Selman                       250,000 shares              9.49%
JRKR Family Partners, Ltd.            250,000 shares              9.49%
Ronald P. Perella                     200,000 shares              7.59%
William R. Colucci(4)                 197,500 shares              7.49%
David M. Bovi                         160,000 shares              6.07%
Thomas Pickard                            -0- shares                 0%
All officers and directors as
group (3 persons)(4)                  449,859 shares             17.01%


(1) The address of each of the persons listed above is care of the Company.
(2) Unless otherwise noted, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of stock beneficially owned by them.
(3) Based upon 2,634,102 shares of Common Stock outstanding as of January 31, 1999.
(4) Includes the right to purchase up to 75,000 shares of the Company's common stock at any date prior to November 25, 1999.

II.  Subsequent to Closing of the Acquisition:


               Security Ownership of Certain Beneficial Owners and Management

Name and Address of          Amount and Nature   Percent of     Amount and         Percent of Class
Beneficial Owner(1)            of Beneficial      Class(3)      Nature of          Assuming Conversion
                                 Owner(2)                       Beneficial         of Preferred Stock into
                                                                Ownership          Common Stock
                                                                Assuming
                                                                Conversion of
                                                                Preferred  Stock
                                                                into Common
                                                                Stock(4)

Benjamin Rogatinsky             7,837,500          40.96%       11,260,825            42.75%

Samuel Rogatinsky               7,837,500          40.96%       11,260,825            42.75%

Paul Lambert                      825,000           4.31%        1,185,350             4.50%

William R. Colucci(5)             197,500           1.20%          197,500                *%

All officers and directors
as a group (4 persons)(5)      16,697,500          87.27%       23,902,000            90.75%


* Less than 1%

(1) The address of each of the persons listed above is care of the Company.
(2) Unless otherwise noted, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of stock beneficially owned by them.
(3) Based upon 19,134,102 shares of Common Stock outstanding as of the consummation of the Acquisition.
(4) The 1,000,000 shares of Preferred Stock to be issued in the Acquisition are convertible into 7,207,000 Shares of Common Stock. However, there are only 20,000,000 shares of the Company's common stock currently authorized. Almost all have been issued or will be issued in the Acquisition. There are not enough shares of common stock authorized to allow all of the preferred stock to be converted into common stock. After the Acquisition, Benjamin and Samuel Rogatinsky, who will be the majority shareholders of the Company, intend to cause the number of shares of common stock the Company is authorized to issue to be increased to cover the Preferred Stock's conversion rights at a shareholder meeting called for that, and possibly other, purposes.
(5) Includes the right to purchase up to 75,000 shares of the Company's common stock at any date prior to November 25, 1999.

       COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

        Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors, officers and persons who own more than 10% of the Common Stock of the Company ("Reporting Persons") to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Reporting Persons are required by Securities and Exchange Commission regulations to furnish the Company with copies of all Section 16(a) reports they file.

        Ronald W. Hayes, Jr., an officer, director and beneficial owner of more than 10% of the Company's common stock, failed to timely file a required Form 4 for July 1998 with respect to one transaction; and William R. Colucci, an officer and director, failed to timely file a required Form 4 for July 1998 with respect to one transaction. To the best knowledge of the Company, Robert
& Cyndee Hackney, JTWROS, beneficial owners of more than 10% of the Company's common stock during 1998, were delinquent with their Exchange Act Section 16(a) reporting requirements during the most recent fiscal year.

         CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        Except for the issuance of the Company's shares of Common and Preferred Stock in the Acquisition, since 1997, no director or executive officer of the Company, any nominee to election as a director, or any person known to the Company to own of record or beneficially more than 5% of the Company's Common Stock or any member of the immediate family of any of the foregoing persons had, or will have, any direct or material interest in any transaction or series of similar transactions to which the Company or any of its subsidiaries, was or is to be a party, in which the amount involved exceeds $60,000.

        Pursuant to the provisions of the Agreement, Net Sub will be merged with and into POTN, whereby it is contemplated that each outstanding share of POTN Common Stock will be converted into 16,500 shares of the Company's Common Stock and 1,000 shares of the Company's Preferred Stock, each one of which is convertible into 7.207 shares of the Company's Common Stock, and each outstanding share of Net Sub Common Stock will be converted into 1 shares of POTN Common Stock. Subsequent to Closing, POTN shall survive the merger and become a subsidiary of the Company, and Net Sub will "disappear" with and into POTN and no longer exist.

Dated:  February 26, 1999.
                            NET LNNX, INC.
                            /s/ RONALD W. HAYES, JR.
                            Ronald W. Hayes, Jr.,
                            Chairman of the Board of Directors